Exhibit 99.1

Sky Solar Holdings, Ltd. Announces Agreements to Sell 23MW of Solar Projects in Greece

Agreements to Sell Interests in 23 MW of Operating Solar Projects in Greece for EUR39.7 Million

HONG KONG, February 2, 2017 (GLOBE NEWSWIRE) — Sky Solar Holdings, Ltd. (NASDAQ:SKYS) (“Sky Solar” or the “Company”), a global developer, owner and operator of solar parks, today announced that the Company entered into Share Purchase Agreements with A.W. Aktina Wind Limited (the “Buyer”), a non-affiliate of the Company: Pursuant to this agreement the Buyer shall purchase all equity interest in 23.0 MW of solar projects from Sky Solar’s wholly-owned subsidiaries in Greece (the “Transaction Assets”) for a total purchase price of EUR39.7 million (approximately $US43 million). The Buyer will pay EUR37.8 million in cash and take on certain specified liabilities of EUR1.9 million associated with the Transaction Assets.

Mr. Weili Su, Chief Executive Officer of Sky Solar, commented, “We are very pleased to announce this transaction, which represents our ongoing efforts to monetize certain solar project assets to deploy in Sky Solar’s core growth areas. We remain committed to expanding our presence in selected markets including Japan and the U.S that offer the most attractive investment returns. We look forward to cultivating more successful project opportunities in the year ahead.”

The closing of this transaction is subject to customary closing conditions. The parties are working diligently to satisfy the conditions as quickly as possible.

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns and operates solar parks and generates revenue primarily by selling electricity. Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe, North America and Africa. The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements. As of June 30, 2016, the Company had developed 276 solar parks with an aggregate capacity of 259.1 MW and owned and operated 133.1 MW of solar parks.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the reduction, modification or elimination of government subsidies and economic incentives; global and local risks related to economic, regulatory, social and political uncertainties; resources we may need to familiarize ourselves with the regulatory regimes, business practices, governmental requirements and industry conditions as we enter into new markets; our ability to successfully implement our on-going strategic review to unlock shareholder value; global liquidity and the availability of additional funding options; the delay between making significant upfront investments in the Company’s solar parks and receiving revenue; expansion of the Company’s business in the U.S. and into China; risk associated with the Company’s limited operating history, especially with large-scale IPP solar parks; risk associated with development or acquisition of additional attractive IPP solar parks to grow the Company’s project portfolio; and competition. Further information regarding these and other risks is included in Sky Solar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Sky Solar:

IR@skysolarholding.com

SKYS Investor Relations:

ICR, LLC

Vera Tang

(646) 277-1215

Vera.tang@icrinc.com